July 12, 2010

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Your Letter of July 9, 2010
           Bio-Matrix Scientific Group, Inc
           File No. 000-32201

Dear Mr. Thompson:

We received your letter regarding our Form 10-K for the Fiscal year ended September 30, 2009 and our Form 10-Q for the Fiscal Quarter ended March 31, 2010 as filed for Bio-Matrix Scientific Group, Inc. (the “Company”).  In accordance with your request, the Company hereby offers the following in responses with each response numbered to follow the numbers assigned in your letter.

1.	A corrected Accountant’s Report has been included in the 10-K/A for the Year ended September 30, 2009 (“10-K/A”) filed concurrently with this response.
2.	A corrected Accountant’s Report has been included in the 10-K/A filed concurrently with this response.
3.	See Item 9A of the 10-K/A filed concurrently with this response.
4.	See Item 9A of the 10-K/A filed concurrently with this response.
5.	See Signature Section of the 10-K/A filed concurrently with this response.
6.	See Exhibit index of and Exhibits of the 10-K/A filed concurrently with this response.
7.
There have been no shares offered and sold through the BIO MATRIX SCIENTIFIC GROUP, INC. 2007 EMPLOYEE AND CONSULTANTS STOCK COMPENSATION PLAN (“Plan”) filed with the Commission on Form S-8 since April 30, 2008 and there will be no further issuances pursuant to the plan. The Company’s independent accountant at the time of the filing of the Form S-8 was Chang G. Park CPA and his written consent was filed with the Commission as Exhibit 23.1 of that Form S-8. Chang G Park CPA was the Company’s independent accountant until October 20, 2008.  A Post Effective Amendment to that Form S-8 has been filed to deregister 5,658 common shares that remain issuable pursuant to the Plan.

8.	See Exhibits 31.1 and 31.2 of the 10-K/A filed concurrently with this response.
9.
See Exhibits 31.1 and 31.2 of the 10-Q/A for the quarter ended March 31, 2010 (“10-Q/A”) filed concurrently with this response. This response will serve as confirmation to the United States Securities and Exchange Commission that the inclusion of the title of the certifying officer in the introductory paragraph of the certifications filed as exhibits to the Form 10-Q for the Quarter ended December 31, 2009 was not intended to limit the capacity in which such individuals provided certification.

Requested Acknowledgement

Please be advised that the Company and its officers and directors acknowledge that:

■      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
■      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
■      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any third person under the federal securities laws of the United States.

Thank you for your kind assistance and the courtesies that you have extended to assist the Company in complying with applicable disclosure requirements. Any additional questions may be directed to the undersigned.

Sincerely,

/s/ David R. Koos
David R. Koos
Chairman & CEO
Bio-Matrix Scientific Group Inc.